Issuer Free Writing Prospectus

Filed pursuant to Rule 433(d)

Registration No. 333-225889

February 13, 2019

Export Development Canada / Exportation et développement Canada (“EDC”)

U.S. $2,000,000,000 2.625% United States Dollar Bonds due 2024

Final Term Sheet

February 13, 2019

Issuer:	Export Development Canada / Exportation et développement Canada

Title:	2.625% United States Dollar Bonds due 2024

Existing Long Term Issuer Ratings*:	Aaa Stable (Moody’s), AAA Stable (S&P)

Format:	SEC Registered Global

Size:	U.S. $2,000,000,000

Trade Date:	February 13, 2019

Settlement Date:	February 21, 2019 (T+5)

Maturity Date:	February 21, 2024

Callable:	No, unless a change in the laws or regulations of Canada would require the payment by EDC of additional amounts on the bonds.

Interest Payment Dates:	Semi-annually on February 21 and August 21, commencing on August 21, 2019. Interest will accrue from February 21, 2019.

First Interest Payment Date:	August 21, 2019

Benchmark Treasury:	UST 2.500% due January 31, 2024

Benchmark Treasury Price and Yield:	99-30 1/4 / 2.512% Semi-annual

Spread to Benchmark Treasury:	+16.9 bps

Yield to Maturity:	2.681%

Coupon:	2.625%, accruing from February 21, 2019

Price:	99.740% plus accrued interest, if any, from February 21, 2019

Day Count:	30/360 following unadjusted

Specified Currency:	United States Dollars (“$”)

Minimum Denomination:	$5,000 and increments of $5,000 in excess thereof

Listing:	Euro MTF Market of the Luxembourg Stock Exchange

Status:	The bonds will carry the full faith and credit of Canada. The payment of the principal of and interest on the bonds will constitute a charge on and be payable out of the Consolidated Revenue Fund of Canada.

Governing Law:	Province of Ontario / Canada

Business Days:	London, New York, Toronto

Representatives:	BMO Capital Markets Corp

Crédit Agricole Corporate and Investment Bank

Merrill Lynch, Pierce, Fenner & Smith

                     Incorporated

TD Securities (USA) LLC

Co-managers:	Barclays Bank PLC

BNP Paribas

CIBC World Markets Corp.

Citigroup Global Markets Inc.

Daiwa Capital Markets Europe Limited

Deutsche Bank AG, London Branch

Goldman Sachs International

HSBC Bank plc

J.P. Morgan Securities plc

Morgan Stanley & Co. International plc

Nomura International plc

RBC Capital Markets, LLC

Scotia Capital (USA) Inc.

Billing and Delivering:	Crédit Agricole Corporate and Investment Bank

Settlement:	DTC, CDS, Euroclear, Clearstream

CUSIP Number:	30216B HH8

ISIN:	US30216BHH87

Reference Document:	Prospectus Supplement, subject to completion, dated February 13, 2019 and Prospectus dated December 10, 2018.

https://www.sec.gov/Archives/edgar/data/276328/000119312519037306/d616084d424b2.htm

Legends:	If and to the extent that this announcement is communicated in, or the offer of the bonds to which it relates is made in, any European Economic Area Member State that has implemented Directive (2003/71/EC) (and amendments thereto, including Directive 2010/73/EU) (the “Prospectus Directive”), this announcement and the offer are only addressed to and directed at persons in that Member State who are qualified investors within the meaning of the Prospectus Directive (or who are other persons to whom the offer may lawfully be addressed) and must not be acted upon by other persons in that Member State.

This document is for distribution only to persons who: (i) have professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (as amended, the “Financial Promotion Order”), (ii) are persons falling within Article 49(2)(a) to (d) (“high net worth companies, unincorporated associations etc.”) of the Financial Promotion Order, (iii) are outside the United Kingdom, or (iv) are persons to whom an invitation or inducement to engage in investment activity (within the meaning of section 21 of the Financial Services and Markets Act 2000, as amended (including the Financial Services Act 2012)) in connection with the issue or sale of any Bonds may otherwise lawfully be communicated or caused to be communicated (all such persons together being referred to as “relevant persons”). This document is directed only at relevant persons and must not be acted on or relied on by persons who are not relevant persons. Any investment or investment activity to which this document relates is available only to relevant persons and will be engaged in only with relevant persons.

This document does not constitute or form part of any offer or invitation to sell these bonds and is not soliciting any offer to buy these bonds in any jurisdiction where such offer or sale is not permitted. This document is, for the purposes of Article 15 of the Prospectus Directive, not a prospectus but an advertisement. This document, the prospectus supplement and the base prospectus have been prepared on the basis that all offers of bonds in any member state of the European Economic Area (a “Relevant Member State”) will be made pursuant to an exemption under the Prospectus Directive, as implemented in that Relevant Member State, from the requirement to produce and publish a prospectus for offers of the bonds. Neither this document nor the prospectus supplement nor the base prospectus has been approved as a prospectus by a competent authority in any Relevant Member State and accordingly none is a prospectus for the purposes of the Prospectus Directive.

MiFID II professionals/ECPs – Manufacturer target market (MIFID II product governance) is eligible counterparties and professional clients only (all distribution channels).

NOTIFICATION UNDER SECTION 309B(1)(C) OF THE SECURITIES AND FUTURES ACT (CHAPTER 289) OF SINGAPORE: The Instruments are prescribed capital markets products (as defined in the Securities and Futures (Capital Markets Products) Regulations 2018) and Excluded Investment Products (as defined in MAS Notice SFA 04-N12: Notice on the Sale of Investment Products and MAS Notice FAA-N16: Notice on Recommendations on Investment Products)

* A securities rating is not a recommendation to buy, sell, or hold securities and may be subject to revision or withdrawal at any time.

This communication is intended for the sole use of the person to whom it is provided by the Issuer.

The Issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free at 1-866-864-7760 for BMO Capital Markets Corp, 1-866-807-6030 for Crédit Agricole Corporate and Investment Bank, +1-800-294-1322 for Merrill Lynch, Pierce, Fenner & Smith Incorporated and 1-855-495-9846 for TD Securities (USA) LLC.

Any disclaimers or other notices that may appear below are not applicable to this communication and should be disregarded. Such disclaimers or other notices were automatically generated as a result of this communication being sent via Bloomberg or another email system.

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